Snipp Secures $2 Million Credit Facility From Bridge Bank

TORONTO, May 31, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has entered into a new $2 million credit facility with Bridge Bank. The credit facility is an accounts receivable line of credit for up to $2 million and provides Snipp with additional working capital.

“Adding a credit facility to our financial structure is another tangible sign of the growth of Snipp as a company and a vote of confidence in our future,” said Snipp CEO Atul Sabharwal. “Although we are debt free, we realize that access to additional funds will ensure our ability to maintain our growth without interruption. Financial flexibility has become particularly important as the size and volume of our contracts continues to increase.”

“Bridge Bank is pleased to bring on board Snipp as a client,” said Michael Calvello, vice president in Bridge Bank’s Capital Finance banking group. “We are excited about their growth potential, and look forward to providing them with flexible financial solutions as they continue to execute their strategic plan.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners. Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

About Bridge Bank

Bridge Bank is a division of Western Alliance Bank, Member FDIC, the go-to bank for business in its growing markets. Bridge Bank was founded in 2001 in Silicon Valley to offer a better way to bank for small-market and middle-market businesses across many industries, as well as emerging technology companies and the private equity community. Geared to serving both venture-backed and non-venture-backed companies, Bridge Bank offers a broad scope of financial solutions including growth capital, equipment and working capital credit facilities, sustainable energy project finance, venture debt, treasury management, asset-based lending, SBA and commercial real estate loans, ESOP finance and a full line of international products and services. Based in San Jose, Bridge Bank has eight offices in major markets across the country along with Western Alliance Bank’s robust national platform of specialized financial services. Western Alliance Bank is the primary subsidiary of Phoenix-based Western Alliance Bancorporation. One of the country’s top-performing banking companies, Western Alliance ranks #2 on the Forbes 2018 “Best Banks in America” list. For more information, visit bridgebank.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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